QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MEEMIC HOLDINGS, INC.
Name of Subject Company (Issuer))

MEEMIC HOLDINGS, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

585135106
(CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone No. of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

with copies to:

Mark A. Metz, Esq.	Jack Stephenson, Esq.
Dykema Gossett PLLC	Burr & Forman LLP
400 Renaissance Center	420 North 20th Street, Suite 3100
Detroit, Michigan 48243	Birmingham, AL 35203
(313) 568-5434	(205) 458-5201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fees**

$33,412,022	$3,073.91

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,353 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.
**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals .0092 percent of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $3,073.91	Filing Party: MEEMIC Holdings, Inc.
Form or Registration No.: PREM 14A	Date Filed: July 30, 2002
File Number: 001-14673
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
AMENDMENT NO. 1

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed December 23, 2002 (the "Schedule TO") relates to the offer by MEEMIC Holdings, Inc., a Michigan corporation (the "Company"), to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock" or the "Shares"), of the Company that are not already owned by ProNational Insurance Company ("ProNational") at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 9, 2003 (the "Supplement") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(I) and (a)(1)(B) hereto, respectively. There are currently 6,672,343 shares of Common Stock of the Company issued and outstanding, including the 5,610,045 issued and outstanding shares owned by ProNational. ProNational's shares will not be tendered pursuant to the Offer.

        ProAssurance Corporation, Professionals Group, Inc., ProNational Insurance Company, Inc., Meemic Merger Corp., and Dr. A. Derrill Crowe, who, by virtue of their relationship with the Company, are considered by the Securities and Exchange Commission to be co-bidders in the Offer, are filing with the Securities and Exchange Commission, contemporaneously with the filing of this Amendment No. 1, a Tender Offer Statement on Schedule TO relating to the Offer.

        The purpose of this Amendment is to supplement the cross references previously made in the Schedule TO by adding cross references to relevant sections of the Supplement containing information required to be included in response to the items of this Schedule TO. The following cross references are added:

Item 1.    SUMMARY TERM SHEET.

The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION.

(b)	SECURITIES. The information set forth in the Supplement under "Introduction" is incorporated by reference.

Item 4.    TERMS OF THE TRANSACTION.

(a)	MATERIAL TERMS
(a)(1)	TENDER OFFERS.
(a)(1)(i)	SECURITIES. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(ii)	CONSIDERATION. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference
(a)(1)(iii)	SCHEDULED EXPIRATION DATE. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(v)	EXTENSION OF OFFER. The information set forth in the Supplement under Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.

(a)(1)(vi)	WITHDRAWAL RIGHTS. The information set forth in the Supplement under Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(vii)	PROCEDURES. The information set forth in the Supplement under Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(viii)	ACCEPTANCE. The information set forth in the Supplement under Section 2 ("Acceptance for Payment and Payment for Shares") is incorporated herein by reference.
(a)(1)(x)	MATERIAL DIFFERENCES. The information set forth in the Supplement under "Summary Term Sheet" and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(1)(xi)	ACCOUNTING TREATMENT. The information set forth in the Supplement under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)	MERGERS OR SIMILAR TRANSACTIONS.
(a)(2)(i)	TRANSACTION DESCRIPTION. The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.
(a)(2)(ii)	CONSIDERATION. The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.
(a)(2)(iii)
REASONS FOR TRANSACTION. The information set forth in the Supplement under "Summary Term Sheet," Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Supplement under "Summary Term Sheet" and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vi)	ACCOUNTING TREATMENT. The information set forth in the Supplement under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(b)	PURCHASES. The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	PURPOSES. The information set forth in the Supplement under "Summary Term Sheet," Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(b)	USE OF SECURITIES ACQUIRED. The information set forth in the Supplement under Section 12 ("Purposes of the Offer") is incorporated herein by reference.
(c)	PLANS. The information set forth in the Supplement under Section 12 ("Purposes of the Offer") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Supplement under Section 14 ("Opinion of the Financial Advisor to the Exploratory Committee") is incorporated herein by reference.

Item 11.    ADDITIONAL INFORMATION.

(a)	AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information set forth in the Supplement under Section under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 10 ("Miscellaneous"), Section 12 ("Purposes of the Offer"), and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(b)
OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase, the Supplement and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(I) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.    EXHIBITS.

The exhibit index is amended and restated as follows:
(a)(1)(A)	Offer to Purchase, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(B)	Letter of Transmittal, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(C)	Notice of Guaranteed Delivery, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(E)	Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(G)	Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(H)	Shareholder Letter, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(I)	Supplement to Offer to Purchase, dated January 9, 2003, filed herewith
(b)	Not applicable.
(d)	The Merger Agreement as amended (included as Appendix A to the Proxy Statement, as previously filed with the Securities and Exchange Commission), is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies as of January 9, 2003 that the information set forth in this amendment is true, complete and correct.

MEEMIC HOLDINGS, INC.
By:	/s/ LYNN M. KALINOWSKI
Name:	Lynn M. Kalinowski
Title:	President

QuickLinks

SCHEDULE TO AMENDMENT NO. 1
  Item 1. SUMMARY TERM SHEET.
  Item 2. SUBJECT COMPANY INFORMATION.
  Item 4. TERMS OF THE TRANSACTION.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
SIGNATURE